

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2014

Via E-mail
Mitchell R. Butier
Senior Vice President and Chief Financial Officer
Avery Dennison Corporation
207 Goode Avenue
Glendale, California 91203

Re: **Avery Dennison Corporation**
          Form 10-K for Fiscal Year Ended
          December 28, 2013
          Filed February 26, 2014
          Supplemental response dated June 4, 2014
          File No. 001-07685

Dear Mr. Butier:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 28, 2013

Notes to Consolidated Financial Statements

Note 13 – Segment Information, page 58

1.   We note your response to comment 4 in our letter dated May 7, 2014. Please provide us with the following information with regard to your operating structure:

- Tell us about the factors you considered in identifying your Chief Executive Officer as your chief operating decision maker ("CODM");

- Provide a copy of your organization chart which identifies the positions, roles, or functions that report directly to your CODM;

- Explain in greater detail the responsibilities of the segment managers identified in your prior response and tell us about the manner in which they typically interact with your CODM; and

- Describe the process through which your CODM reviews performance and makes decisions about the allocation of resources and provide us with a copy of the reports or information used in connection with these functions for the fiscal year ended December 28, 2013.

You may contact Svitlana Sweat, Staff Accountant at 202-551-3326 or me at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief